Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

December 4, 2020

Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:              Nuveen Taxable Municipal Income Fund (the “Fund”)

                    File Nos. 333-248493 and 811-22391

Dear Ms. Larkin:

The purpose of this letter and attached exhibit is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on August 31, 2020 for the purpose of registering additional common and preferred shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

1.

Comment: The Staff notes that prior to filing the above-referenced registration statement, which relates to the delayed or continuous offering of securities in reliance on Rule 415 under the Securities Act (i.e., a shelf registration statement), the Fund last filed a registration statement on Form N-2 on April 26, 2010. Because shelf registration statements are generally required to be filed every three years, please explain the reason for the lapse of time between registration statement filings.

Response: The Fund notes that the registration statement filed in 2010 related to the Fund’s initial public offering of its securities, not a shelf offering. Because Section 23(b) of the Investment Company Act of 1940 generally prohibits a registered closed-end fund from issuing its shares at a price below the fund’s current net asset value, the Fund has not, until recently, been in a position to conduct a follow-on offering. Further, the Fund’s Board only authorizes follow-on offerings after finding that the additional capital to be raised through such offering can be efficiently deployed in additional portfolio investments. Given current market conditions, the Fund is now in a position to conduct a follow-on offering of its securities. The Fund therefore filed the above-referenced registration statement to do so and, consistent with Rule 415, will file a new registration statement every three years to the extent it is able to continue its offering.

Cover Page

2.	Comment: Please consider providing principal risk disclosure addressing how the transition from LIBOR could affect the Fund’s investments.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Lisa Larkin

December 4, 2020

Response: The Fund does not consider the transition from LIBOR to be a principal risk for the Fund at this time and therefore respectfully declines to add the requested disclosure. The Fund continues to monitor its risk disclosure in order to determine whether to add disclosure.

Prospectus Summary

3.

Comment: The Staff notes disclosure stating that “municipal securities may be acquired through investments in pooled vehicles, partnerships or other investment companies.” Please explain supplementally how much the Fund may invest in instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments after reviewing your response.

Response: The Fund does not invest in private funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund does, however, invest in inverse floaters issued by tender option bond trusts, which may rely on Sections 3(c)(1) or 3(c)(7) but do not raise the types of concerns raised by private funds that rely on those sections.1

4.

Comment: If the Fund may issue preferred shares within one year, please include disclosure addressing the risks associated with the issuance of preferred shares under “Use of Leverage” and throughout the registration statement as necessary.

Response: The Fund notes the disclosure in the prospectus under “Description of Securities – Preferred Shares” and “Use of Leverage” and in the prospectus supplement under “Risk Factors – Leverage Risk”, which address the risks associated with the issuance of preferred shares. Additional information specific to preferred shares, when issued, will be disclosed in a prospectus supplement.

1 An inverse floating rate security is created by depositing a municipal bond (referred to as an “Underlying Bond”), typically with a fixed interest rate, into a special purpose tender option bond (“TOB”) trust (the “TOB Trust”). In turn, the TOB Trust issues (a) floating rate certificates (“Floaters”), in face amounts equal to some fraction of the Underlying Bond’s par amount or market value, and (b) an inverse floating rate certificate (“Inverse Floater”) that represents all remaining or residual interest in the TOB Trust. Floaters typically pay short-term tax-exempt interest rates to third parties who are also provided a right to tender their certificate and receive its par value, which may be paid from the proceeds of a remarketing of the Floaters, by a loan to the TOB Trust from a third party liquidity provider, or by the sale of assets from the TOB Trust. The Inverse Floater is issued to a long term investor, such as the Fund. The income received by the Inverse Floater holder varies inversely with the short-term rate paid to holders of the Floaters, and in most circumstances the Inverse Floater holder bears substantially all of the Underlying Bond’s downside investment risk and also benefits disproportionately from any potential appreciation of the Underlying Bond’s value. See also Investment Management Staff Issues of Interest, Funds Using Tender Option Bond (TOB) Financing, March 29, 2012.

TOBs are created through a unique trust structure in order to preserve the tax-exempt nature of the cash flow as it passes through from the underlying municipal securities to the floaters. The unique TOB trust structure is predicated on utilizing an exemption from the 1940 Act under Section 3(c)(1) or 3(c)(7). However, while it shares the same 1940 Act exemption, a TOB Trust is significantly different from private funds that also rely on Section 3(c)(1) or 3(c)(7). Among other things, TOB Trusts do not involve credit tranching or taking positions in speculative investments. Furthermore, investors in TOBs, the floater and residual holders, have full transparency as to the specific bonds held by the trust.

Lisa Larkin

December 4, 2020

5.	Comment: Please confirm that the Fund will comply with applicable hyperlinking requirements of the FAST Act.

Response: Confirmed.

6.	Comment: Please disclose the Fund’s policy with respect to the duration of the municipal securities in which it invests.

Response: The Fund will add disclosure stating that it may invest in municipal securities of any duration.

7.

Comment: Under “Financial Highlights” on page 29, the Staff noted disclosure stating that “information with respect to the fiscal periods ended prior to March 31, 2015 has been audited by other auditors.” Should a consent from the “other auditors” also be included as an exhibit to the registration statement?

Response: Consistent with Section 7(a) of the Securities Act of 1933, because the Fund’s auditors for fiscal periods ended prior to March 31, 2015 were not named in the registration statement, a consent from such auditors is not required to be included as an exhibit.

8.	Comment: Please ensure that the disclosure regarding incorporation by reference conforms to the requirements of Item 12 of Form S-3, as applicable.

Response: The Fund will make the requested change.

PROSPECTUS SUPPLEMENT

9.

Comment: Should the information included under “Summary of Fund Expenses” (page S-14), “Trading and Net Asset Value” (page S-16), and “Effects of Leverage” (page S-21) be relocated to the Base Prospectus?

Response: Because the information in these sections relates specifically to Common Shares, the Fund believes its location in the Prospectus Supplement regarding Common Shares to be appropriate.

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: Please revise the penultimate paragraph under “Investment Restrictions” to clarify that it does not apply to the Fund’s fundamental investment policy regarding borrowings.

Response: The Fund will add disclosure clarifying that, in seeking to pay distributions to shareholders on a monthly basis, the Fund will ensure it complies with the applicable requirements under the 1940 Act relating to borrowings.

11.

Comment: In the trustee information table on pages 25-29, please state the principal business of any company listed in the column titled “Principal Occupation(s) During Past Five Years” unless the principal business is implicit in its name. See Instruction 3 of Item 18.1 of Form N-2.

Lisa Larkin

December 4, 2020

Response: The Fund will add the requested disclosure.

*************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:             Gifford Zimmerman

                  Mark Winget